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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48095



FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/06 (MM/DD/YY) AND ENDING 09/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Carolina Capital Markets, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 Meadowmont Village Circle, Suite 429
(No. and Street)

Chapel Hill (City) NC (State) 27517 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas G. Shugrue (919) 960-0807
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
JAN 18 2008
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunleavy & Company, P.C.
(Name – *if individual, state last, first, middle name*)

13116 South Western Avenue, Blue Island, Illinois 60406
(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 28 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas G. Shugrue, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Carolina Capital Markets, Inc., as of September 30, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE


MATTHEW CARTWRIGHT
NOTARY
PUBLIC
WAKE COUNTY, NC

Signature

President

Title

Notary Public

MATTHEW CARTWRIGHT

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAROLINA CAPITAL MARKETS, INC.

STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT AUDITORS' REPORT

SEPTEMBER 30, 2007

DUNLEAVY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

INDEPENDENT AUDITORS' REPORT

Board of Directors
Carolina Capital Markets, Inc.

We have audited the accompanying statement of financial condition of Carolina Capital Markets, Inc. as of September 30, 2007 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Carolina Capital Markets, Inc. as of September 30, 2007, in conformity with accounting principles generally accepted in the United States of America.



DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
October 23, 2007

CAROLINA CAPITAL MARKETS, INC.

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2007

ASSETS

Cash and cash equivalents	$ 4,645
Receivable from broker/dealers	269,468
TOTAL ASSETS	$ 274,113

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES	
Accounts payable, accrued expenses and other liabilities	$ 96,452
Commissions payable	33,442
Total Liabilities	$ 129,894
SHAREHOLDERS' EQUITY	
Common stock	393,275
Additional paid-in capital	30,500
Retained earnings (deficit)	(202,792)
Less 10,000 class A shares, 15,552 class B shares, in treasury, at cost	(76,764)
Total Shareholders' Equity	$ 144,219
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 274,113

The accompanying notes are an integral part of this financial statement.

CAROLINA CAPITAL MARKETS, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED SEPTEMBER 30, 2007

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company, a wholly-owned subsidiary of The North Carolina Company, was incorporated in the state of North Carolina on February 1, 1994. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA), formerly known as the National Association of Securities Dealers, Inc. (NASD). The Company's principal business activity is the sale of securities.

Securities Owned - Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the Board of Directors. The resulting difference between cost and market value (or fair value) is included in income.

Securities Transactions - Securities transactions of the Company, including commission revenue and related expense, are recorded on a trade date basis, which is the same business day as the transaction date.

Cash Equivalents - Cash equivalents are defined as certificates of deposit and U.S. government obligations with an original maturity date, when acquired by the Company, of less than 90 days, and those securities registered under the Investment Company Act of 1940 which are comprised of cash and other short-term debt instruments and commonly referred to as "money market funds."

Concentration of Risk - All of the Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. Due to the strong credit rating of this financial institution, the Company believes it is not exposed to any significant credit risk to cash.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT

The Company enters into various transactions on customers' behalf, involving derivatives and other off-balance sheet financial instruments. These financial instruments include exchange-traded and over the counter options. These derivative financial instruments are used to meet the needs of customers and are, therefore, subject to varying degrees of market and credit risk.

As a seller (writer) of options, the customer receives a premium in exchange for giving the counter-party the right to buy or sell the underlying security at a future date at a contracted price. Should the market value of the underlying security move in favor of the option holder (owner), the loss of the option seller (writer) would be equal to the difference between the price per unit contracted for in the option agreement and the market value of the underlying security.

In addition, the Company's customers may sell securities that they do not currently own and will therefore be obligated to purchase such securities at a future date.

Since the Company enters into the foregoing transactions involving derivatives and other off-balance sheet financial instruments solely for the benefit of its customers, the Company does not bear any of the credit or market risk of those customers, with the exception of the risk to the Company should its customers fail to honor their obligations related to the foregoing derivatives and other off-balance sheet financial instruments, as mentioned below.

In order to facilitate the aforementioned transactions, as well as other transactions on behalf of its customers, the Company maintains an agreement with another broker/dealer (Clearing Broker/dealer) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced securities transactions are performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. In consideration for introducing customers to the Clearing Broker/dealer, the Company receives

NOTE 2 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT - *(Continued)*

commissions and other consideration, less the processing and other charges of the Clearing Broker/dealer. As part of the terms of the agreement between the Company and the Clearing Broker/dealer, the Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

In September, 2006 the aforementioned agreement was renewed for three years and may be automatically renewed for additional one year terms unless notification of termination by either party occurs. Under terms of the agreement the Company is required to maintain $1,000,000 blanket bond insurance coverage, and a $100,000 deposit with the Clearing Broker/dealer. The deposit is included in receivable from broker/dealers on the statement of financial condition. Also, included in the agreement are monthly minimum charges, net capital requirements and termination fees to be paid by the Company if this agreement is terminated by the Company prior to the end of the renewal term. The Company is also prohibited from entering into other similar agreements without prior written consent from Clearing Broker/Dealer.

NOTE 3 - S CORPORATION

Both the Company and the Parent have elected S Corporation status for federal income tax purposes. Income taxes are therefore the responsibility of the individual shareholders of the Parent, The North Carolina Company.

NOTE 4 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At September 30, 2007 the Company's net capital and required net capital were $144,219 and $100,000 respectively. The Company's ratio of aggregate indebtedness to net capital was 90%.

NOTE 5 - OTHER COMMITMENTS

Operating Leases - Minimum annual rentals under non-cancellable leases for office space, expiring August 14, 2009 and quotation services, expiring at various times through April, 2009, exclusive of additional payments which may be required for certain increases in operating and maintenance costs are as follows:

Year Ended September 30,	Total	Office Space	Communication Services
2008	$ 183,134	$ 76,109	$ 107,025
2009	95,418	71,418	24,000
Total	$ 278,552	$ 147,527	$ 131,025

Payments pursuant to the office lease expiring August 14, 2009 were made by the Parent (see Note 7). The Parent is also named on the lease.

CAROLINA CAPITAL MARKETS, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED SEPTEMBER 30, 2007

NOTE 6 - COMMON STOCK

The Company, at September 30, 2007, has the following authorized, issued and outstanding common stock:

Class A, voting, no par value, authorized 400,000 shares, issued 50,000 shares, outstanding 40,000 shares	$ 293,275
Class B, non-voting, no par value, authorized 100,000 shares, issued 15,552 shares, outstanding 0 shares	100,000
Total	$ 393,275

NOTE 7 - RELATED PARTIES

As previously mentioned, the Company is a wholly-owned subsidiary of The North Carolina Company (the Parent).

Pursuant to an agreement with the Parent, the Company, during the year ended September 30, 2007, was required to pay the Parent $12,000, at the beginning of each month as reimbursement for certain overhead and operating expenses. Expenses incurred pursuant to this agreement, which total $144,000, as well as additional payments to Parent, are allocated as follows, in the statement of income:

	Per Agreement	Additional Allocations	Total Allocations
Occupancy	$ 30,000	$ 22,000	$ 52,000
Communications	7,200		7,200
Business promotion	70,800		70,800
Management fees	6,000		6,000
Other	30,000		30,000
Compensation and related benefits		400,000	400,000
	$ 144,000	$ 422,000	$ 566,000

The Company also incurred an additional $349,566 in management fees to Parent. At September 30, 2007, the Company owed the Parent $21,036.

END